

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 28, 2007

VIA U.S. MAIL AND FAX (212) 846-1640
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **File No. 1-32686**

Dear Mr. Dooley:

We have reviewed your supplemental response letter dated August 18, 2007 as well as your filings and have the following comments. As noted in our comment letter dated May 2, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2006

Operating Activities, page 49

1. We note your response to prior comment 1. Please:

    - Tell us in detail how you report revenues and expenses pursuant to the film funding arrangements. Provide us with an example of such presentation that expands upon the example provided in the last paragraph of your response to prior comment 1. Refer to your basis in the accounting literature, specifically EITF 99-19.
    - Tell us whether the parties to the film funding arrangements have put rights.
    - We note the EITF recently reached tentative conclusion on "Accounting for Collaborative Arrangements" in EITF 07-1. Tell us whether these film funding arrangements or shared arrangements constitute collaborative arrangements as described in EITF 07-1. If so, tell us whether your accounting is consistent with the tentative conclusions reached in EITF 07-1.

<u>Fair Value Measurement</u>

<u>Goodwill and Indefinite-lived Intangible Assets, page 58</u>

2. We note your response to prior comment 3. Although MTV Networks Domestic and MTV Networks International share core assets, and other resources including programming, research, advertising and affiliate sales functions, we are unable to presume that the allocation of centrally shared costs or jointly used assets to an entity (as described in paragraph 31 of SFAS 131) would preclude it from qualifying as a business. In light of the geographical dispersion of their respective audiences and advertising sources, please provide us a more detailed analysis of how the MTV Networks Domestic and MTV Networks International are structured, illustrating how they do *not* require independent and discrete inputs, processes, and outputs to generate revenues. Please advise us.

<u>Note 4. Business Combinations, page 82</u>

<u>Sale of Dreamworks Live Action Film Library, page 82</u>

3. We note your response to comment 4. It remains unclear to us why you consider the DreamWorks film library and intellectual property as assets and not a self sustaining business. In this regard we note your disclosure in note 4 stating that DreamWorks is a leading producer of live-action motion pictures and television programming. Thus, it appears to us that the production of the 59 DreamWorks live action films released prior to September 2005 was an integral part of DreamWorks' business and operations as of the date that you acquired Dreamworks LLC. Please revise or advise.

4. Tell us about the nature of the intellectual property attributable to DW Funding and why it was not separately accounted for in the allocation of the purchase price.

5. We also note that there was a reduction in the fair value of the film library between the time of the acquisition and the sale date. Tell us how you allocated the "reduction in fair value" to each factor described in your response. Tell us how you calculated the decrease in fair value of the retention of distribution rights.

6. We note that the proceeds paid to you for the sale of your 51% interest in DW funding were generated principally through debt financing borrowed by DW Funding from third party banks, Soros and Dune at the time of closing. Tell us whether Soros and Dune borrowed the money from DW Funding to pay for the acquisition of their 51% interest in DW Funding from you. Tell us whether Soros and Dune guarantee the senior bank debt.

7. With respect to your distribution agreement with DW Funding, you state on page 77 that you are generally responsible for all out-of-pocket costs, primarily comprised of distribution and marketing costs.
   - Tell us whether you will incur all of the costs required to market and distribute the films.
   - If you retain a fee based upon a percentage of gross receipts and recover expected distribution and marketing costs on a film by film basis prior to any participation payments to DW Funding, tell us whether you are ever at risk in the event distribution and marketing costs exceed gross receipts from the films.
   - Based on the terms of how the fee was negotiated, tell us whether you expect to benefit from the majority of the profits generated from the distribution of the films.

8. We note on page 77 that in addition to the Distribution agreement with DW Funding, you also entered into a distribution agreement with DreamWorks Animation SKG, Inc. Tell us whether the $280 million allocation of the purchase price to Distribution and Fulfillment services relates to this distribution agreement. Also, provide us with

a comparison of the terms of your distribution agreements with DW Funding and DreamWorks Animation SKG, Inc.

9. You determined that you are the primary obligor under the distribution agreement with DW Funding based on an evaluation of the party that has substantial risks and rewards of ownership under the arrangement. Addressing the criteria in EITF 99-19 tell us your basis for concluding that you are the primary obligor.

10. We note that you concluded that you are not the primary beneficiary of DW Funding. In order to further evaluate your conclusion, please tell us:

- The significant terms and covenants contained in each debt arrangement executed between DW Funding and each of the senior debt holder, Soros and Dune.
- In detail how you considered paragraphs B8 and B9 of FIN 46R in your analysis.
- Whether DW Funding's senior bank debt is subordinated to the distribution agreement.
- Whether you are a guarantor of DW Funding's senior debt.

11. Tell us in detail the nature of the DW Funding organization, including but not limited to the following:

- If DW Funding has no employees, who performs services and transacts contracts on its behalf? Who is its primary decision-maker?
- Does DW Funding conduct or will conduct other operations?
- What are the rights and obligations of its interest holders?

Note 9. Securitization of Receivables, page 87

12. We note your response to prior comments 5 and 7. Considering that you account for the transfer of receivables to bankruptcy-remote SPEs as sales in accordance with paragraph 9 of SFAS 140 and it appears that you have received cash and a residual interest in the underlying receivables as consideration, it does not seem appropriate to report the retained interest as receivables which is the original classification of the transferred assets. Unless the interest is immaterial, it should be classified separately. If you disagree, please cite your basis in the accounting literature and advise or revise.

13. Additionally, since you contend that the fair value of the Company's retained interest has not been materially impacted by the subordination provisions of the securitization due to the high quality of the receivables underlying the securitization arrangements, please disclose the credit "quality" of the subject receivables and clarify why the SPE who holds these receivables may be subject to credit losses. It is unclear to us why

despite the quality of the receivables (retained interest), you stated in Note 9 that the retained interest may become uncollectible to the extent an SPE incurs expenses and has credit losses. Tell us the reasons for an SPE's credit losses, how you account for them, and the nature of the securitization expense recorded in "Other items, net." Please advise or revise.

14. Please refer to our prior comment 6. Your proposed disclosure (including the form and content of Note 9 of the consolidated financial statements contained in your 2006 Form 10-K) does not contain the specific information required in paragraphs 17(h)(1)-(3) and 17(i)(1)-(3) of SFAS 140 with respect to, but not limited to, accounting policy, gain or loss recognized during the periods presented, valuation assumptions, and sensitivity analysis Please provide a more enhanced disclosure that complies with the cited disclosure requirements under SFAS 140.

15. You further state on page 11 of your response that "under such arrangements…the net operating cash flow impact to the Company for all reporting periods has not been significant." Please tell us in more detail what you mean by this statement. It is unclear how you concluded that disclosure of this information was not necessary. In this regard, It appears that the gross amounts related to the securitization transactions as set forth in the table on page 12 of your response are material to your Consolidated Statements of Cash Flows and would be informative to your investors. In future filings, revise your filing to include the subject table as required under SFAS 140.

Form 10-Q for the quarterly period ended June 30, 2007

Note 6. Stock Repurchase Program, page 8

16. Please disclose in your MD&A how you intend to finance your $4 billion stock repurchase program. We note on page 7 that you intend to utilize your $3.25 billion revolving facility in refinancing your commercial paper obligations.

Operating Income, page 28

17. Tell us why the increase in print and advertising costs negatively impacted the year-to-date operating income of the Filmed Entertainment segment. Tell us if you accrued a recovery of these costs based on your joint arrangements with third parties. If not, tell us why.

Mr. Thomas E. Dooley
Viacom Inc.
September 28, 2007
Page 6

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      Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Stephen T. Giove, Shearman & Sterling